Exhibit 99.1

Date: February 25, 2011	100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: UR-ENERGY INC.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	23-03-2011
Record Date for Voting (if applicable) :	23-03-2011
Beneficial Ownership Determination Date :	23-03-2011
Meeting Date :	27-04-2011
Meeting Location (if available) :	Littleton, CO

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	91688R108	CA91688R1082

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for UR-ENERGY INC.